As filed with the Securities and Exchange Commission on June 30, 2017

Securities and Exchange Commission
Washington, D.C. 20549

_______________________

SCHEDULE TO

_______________________

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Virtus Total Return Fund Inc.

(Name of Subject Company [Issuer])

_______________________

Virtus Total Return Fund Inc.

(Name of Filing Persons)

_______________________

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

92837G100

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (866) 270-7788

William Renahan, Esq.
Vice President, Chief Legal Officer &
Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506
(Name and Address of Agent for Service)

_______________________

Copy to:
Christopher P. Harvey, Esq.
Dechert LLP
One International Place
40th Floor 100 Oliver Street
Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount Of Filing Fee
$14,945,446.15(a)	$1,732.18(b)

_______________________

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 1,133,020.45 shares of common stock of the Fund (5% of the total number of shares outstanding on June 23, 2017) by $13.19 (98% of the net asset value per share of $13.46 as of the close of regular trading on the New York Stock Exchange on June 23, 2017).

(b)	Calculated at $115.90 per $1,000,000 of the Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,706.44	Filing Party: Virtus Total Return Fund Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Virtus Total Return Fund Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on May 26, 2017 to add an additional exhibit for the purpose of announcing the final results of the tender offer, in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 required to be disclosed in this Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated May 26, 2017. **

(a)(1)(ii)	Form of Letter of Transmittal. **

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. **

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(vi)	Form of Letter to Stockholders.**

(a)(2)	None.

(a)(5)(i)	Text of press release dated and issued on March 20, 2017.*

(a)(5)(ii)	Text of shareholder letter dated and issued on May 26, 2017.**

(a)(5)(iii)	Text of press release dated and issued on May 26, 2017.**

(a)(5)(iv)	Text of press release dated and issued on June 26, 2017.***

(a)(5)(v)	Text of press release dated and issued on June 29, 2017 (filed herewith).

(b)	None.

(d)	Agreement between Karpus Investment Management & Zweig Advisers, LLC.**

(g)	None.

(h)	None.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on March 20, 2017.

**	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 26, 2017.

***	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on June 26, 2017.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS TOTAL RETURN FUND INC.

/s/ William J. Renahan
Name: William J. Renahan
Title: Vice President, Chief Legal Officer & Secretary

Dated: June 30, 2017